UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number 001-42413

REAL MESSENGER CORPORATION

695 Town Center Drive, Suite 1200

Costa Mesa, CA 92626

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Subscription Agreement

On March 25, 2026, Real Messenger Corporation (the “Company”) entered into a Subscription Agreement (the “Subscription Agreement”) with Bloomington DH Holdings Limited (the “Purchaser”), a British Virgin Islands company. The Purchaser is an existing shareholder of the Company and wholly controlled and owned by Kwai Hoi Ma (“Mr. Ma”), the Chief Executive Officer and Chairman of the Company.

Pursuant to the Subscription Agreement, the Company agreed to issue to the Purchaser and the Purchaser agreed to acquire from the Company 1,837,680 Class B ordinary shares of the Company (the “Subscription Shares”), at a price of US$0.5912 per Share, for a total purchase price of US$1,086,438.46 (the “Purchase Price”). The Purchase Price is satisfied in full by setting off the aggregate amount of US$1,086,438.46 in working capital funding previously provided by the Purchaser to the Company. No additional cash consideration will be paid at closing.

As a result of the issuance of the Subscription Shares, Mr. Ma’s beneficial ownership will increase from 56.21% to 63.26% of the Company’s aggregate outstanding class A and class B ordinary shares, and his voting control (both directly and through the Purchaser) will increase from 83.54% to 87.96% of the total voting power  of the Company.

The foregoing description of the Subscription Agreement does not purport to be complete and is qualified in its entirety by reference to the Subscription Agreement, which is filed as Exhibit 10.1 to this Current Report on Form 6-K and is incorporated herein by reference.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 26, 2026

By:	/s/ Thomas Ma
Name:	Thomas Ma
Title:	Chief Executive Officer

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EXHIBIT INDEX

Exhibit No.	Description
10.1	Subscription Agreement dated March 25, 2026 between the Company and the Purchaser

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